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Via EDGAR

June 9, 2025

Kristin Baldwin and Asia Timmons-Pierce

Office of Manufacturing

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Chanson International Holding

Amendment No. 1 to Registration Statement on Form F-1

Filed May 30, 2025

File No. 333-287404

Dear Ms. Baldwin and Ms. Timmons-Pierce:

On behalf of our client, Chanson International Holding (the “Company”), we hereby provide a response to the comments issued in a letter dated June 6, 2025 (the “Staff’s Letter”) regarding the Company’s Amendment No. 2. To Registration Statement on Form F-1 (the “Registration Statement”). Contemporaneously, we are filing an Amendment No. 2 to the Registration Statement via EDGAR (the “Amendment No. 2”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 2, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form F-1/A filed May 30, 2025

Cover Page

1.	We note that you are registering 25,000,000 units (the “Units”), consisting of one Class A Ordinary Share, or, in lieu thereof, a pre-funded warrant; one series A warrant to purchase one Class A Ordinary Share; and one series B warrant to purchase one Class A Ordinary Share. Please revise the cover page header and your disclosure on page 16 to reflect the Units.

Response: The Company respectfully advises the Staff that the cover page and disclosure on page 16 had been updated to reflect the Units.

2.	Please revise your reference from “zero price exercise” to “zero exercise price” throughout the prospectus.

Response: The Company respectfully advises the Staff that reference of “zero price exercise” had been revised and replaced by “zero exercise price” or “zero exercise price option” throughout the prospectus.

3.	We note your response to prior comment 1. Please ensure your fee table reflects the number of securities being registered.

Response: The Company respectfully advises the Staff that the fee table had been updated and filed to include the following statement:

“However, a holder of the Series B Warrants may also effect the zero exercise price option at any time while the Series B Warrants are outstanding. Under the zero exercise price option, the holder of the Series B Warrants, has the right to receive the number of Class A Ordinary Shares as set forth in the applicable Series B Warrant, which will be more than such number of Class A Ordinary Shares that is issuable upon cash exercise or cashless exercise. We do not expect to receive any proceeds from the zero exercise price option of the Series B Warrants because it is highly unlikely that a holder of the Series B Warrants would elect to exercise the Series B Warrants by paying cash or via cashless exercise in lieu of the zero exercise price option. The maximum number of Class A Ordinary Shares issuable under all Series B Warrants (including the zero exercise price option) shall not exceed 75,000,000. As such, holders of the Series B Warrants may elect to be issued up to 75,000,000 Class A Ordinary Shares upon the zero exercise price option.” (added text in bold and underlined)

Please contact me at +852-3923 1187, Joan S. Guilfoyle at +1 (202) 524 8467 or Benjamin Yao at +852-3923 1154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Henry Yin
Henry Yin

cc: Gang Li, Chief Executive Officer, Chanson International Holding